FORM 4
                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

| |     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).


        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*/ 2. Issuer Name and Ticker or Trading    / 6. Relationship of Reporting Person(s) to Issuer
                                        /    Symbol                               /              (Check all applicable)
                                        /                                         /
                                        /                                         /     X   Director             X   10% Owner
                                        /                                         /     X   Officer             ___  Other
                                        / Alternative Technology Resources, Inc.  /         (give title below)       (specify below)
                                        /              ("ATEK")                   /
Cameron, Jr.   James          W.        /                                         /     Chief Financial Officer
----------------------------------------/---------------------------------------- /-------------------------------------------------
(Last)        (First)       (Middle)    / 3. IRS Identification/ 4. Statement for / 7. Individual or Joint/Group Filing
                                        /    Number of         / (Month/Day/Year) /    (Check Applicable Line)
                                        /    Reporting Person, /                  /
629 J. Street                           /    if an entity      /   10/30/02       /     X  Form filed by One Reporting Person
----------------------------------------/    (Voluntary)       /------------------/
(Street)                                /                      / 5. If Amendment, /    ___ Form filed by More than One Reporting
                                        /                      / Date of Original /        Person
                                        /                      / (Month/Day/Year) /
Sacramento,             CA     95814    /                      /                  /
--------------------------------------- /                      /                  /
(City)                (State)  (Zip)    /                      /                  /
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                           TABLE I - NONDERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title     /2.Trans-   /2A. Deemed   /3.Transaction/4. Securities Acquired (A) or     /5. Amount of /6. Ownership / 7. Nature of
   of        /  action   /    Execution/  Code       /   Disposed of (D) (Instr. 3,     / Securities  /   Form:     /    Indirect
  Security   /  Date     /    Date, if /  Instr. 8)  /   4 and 5)                       / Beneficially/   Direct (D)/    Beneficial
  (Inst.3)   /(Mo/Day/Yr)/    any      /             /                                  / Owned       /   or        /    Ownership
             /           / (Mo/Day/Yr) /------------------------------------------------/ Following   /   Indirect  /
             /           /             / Code /  V   /   Amount   /(A) or (D)/  Price   / Reported    /   (I)       /    (Instr. 4)
             /           /             /      /      /            /          /          / Trans-      /             /
             /           /             /      /      /            /          /          / action(s)   /   (Instr.4) /
             /           /             /      /      /            /          /          /(Inst. 3 & 4)/             /
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Common Stock   10/30/02                   A             277,777        A         (1)       39,891,783         D
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                           TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                      (e.g., puts, calls, warrants, options, convertible securities)
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1.          / 2.      /3.      /3A. Deemed/4.Trans-/5. Number of/6. Date         /7. Title and   /8.      /9.      /10.     /11.
Title of    / Con-    /  Trans-/ Execution/ action / Derivative / Exercisable    /   Amount of   / Price  / Number / Owner- /Nature
Derivative  / version / action / Date, if / Code   / Securities / and Expiration /   Underlying  /   of   /   of   / ship   /of
Security    /   or    / Date   / any      /        / Acquired   / Date           /   Securities  / Deriv- / Deriv- / Form of/In-
(Instr. 3)  / Exercise/ (Month// (Month/  /(Inst.8)/ (A) or     /                /               / ative  / ative  / Deriv- /direct
            / Price of/  Day/  /  Day/    /        / Disposed of/(Month/Day/Year)/(Instr. 3 & 4) / Secu-  / Secu-  / ative  /Bene-
            /   of    /  Year) /  Year)   /        / (D)        /                /               / rity   / rities / Secu-  /ficial
            / Deriv-  /        /          /        /            /                /               /        / Benefi-/ rities /Owner-
            / ative   /        /          /        /(Inst.3,4,5)/                /               /(Inst.4)/ cially / Benefi-/ship
            / Secu-   /        /          /--------/------------/----------------/---------------/        / Owned  / cially /
            / rity    /        /          /Code/ V / (A) / (D)  / Date   / Expir-/ Title /Amount /        /Follow- / Owned  /(Inst.
            /         /        /          /    /   /     /      / Exer-  / ation /       / or    /        /ing     /        / 4)
            /         /        /          /    /   /     /      / cisable/ Date  /       /No. of /        /Reported/(Inst.4)/
            /         /        /          /    /   /     /      /        /       /       /Shares /        /Trans-  /        /
            /         /        /          /    /   /     /      /        /       /               /        /actions /        /
            /         /        /          /    /   /     /      /        /       /               /        /(Inst.4)/        /
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Explanation of Responses:
(1)  In January 2002, Alternative Technology Resources, Inc. (the "Company") conducted a private placement of its common stock that was completed on March 31, 2002.  The Company sold 1,232,585 shares at $2.25 per share.  Mr. Cameron participated in the
     January 2002 private placement and purchased 222,222 shares of common stock.  Under the terms of the January 2002 private placement, in the event the Company sold additional shares of common stock at less than $2.25 per share within a twelve (12)
     month period beginning March 31, 2002, the investors in the January 2002 private placement would receive additional shares of common stock in amount such that the overall purchase price would be equal to the subsequent lower price.  In October 2002, the
     Company conducted and sold shares of common stock at $1.00 per share in a private placement.  The 277,777 shares issued to Mr.
     Cameron represents his additional shares related to the January 202 private placement.


                                                                                   /S/ JAMES CAMERON                    10/31/02
                                                                                   --------------------------------     ----------
                                                                                   James W. Cameron, Jr.                Date



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.